UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on refinery sales

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Rio de Janeiro, December 3, 2020 - Petróleo Brasileiro S.A. - Petrobras, following up on the press release disclosed on July 9, 2020, informs that it has concluded the negotiation phase with the Mubadala Group as part of the process for divesting the Landulpho Alves Refinery (RLAM), in Bahia.

As provided by Petrobras' Divestment Methodology, the process is currently undergoing a new round of binding proposals. In this new round, Petrobras asked all participants which submitted binding proposals, including the Mubadala Group, to submit their final offers based on the negotiated versions of the contracts with Mubadala. Petrobras expects to receive these offers in January 2021.

Regarding the Lubrificantes e Derivados do Nordeste refinery (LUBNOR) and the Unidade de Industrialização do Xisto (SIX), the company informs that it has also received proposals for the two assets.

Additionally, Petrobras expects to receive binding proposals for the refineries Presidente Getúlio Vargas (REPAR), in Paraná, and Alberto Pasqualini (REFAP), in Rio Grande do Sul, on December 10. The receipt of binding proposals for the refineries Abreu e Lima (RNEST), in Pernambuco, and Gabriel Passos (REGAP), in Minas Gerais, is expected to occur in the first quarter of 2021.

Petrobras reinforces its commitment to the broad transparency of its divestment projects and portfolio management and clarifies that, despite this announcement, there is no provision in the Divestment Methodology for the disclosure of this stage and that the subsequent stages will be disclosed to the market in a timely manner in accordance with the company's Divestment Methodology.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer